

OFFERING MEMORANDUM

facilitated by



Ellett & Edmands LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

EXPEDITED OFFERING

THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS DUE TO CIRCUMSTANCES RELATED TO COVID-19 AND PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.

(A) The Company

Name of Company	Ellett & Edmands LLC
State of Organization	NY
Date of Formation	07/08/2014
Entity Type	Limited Liability Company
Street Address	532 W 152nd St Apt 22, New York NY, 10031
Website Address	pupsterbakery.com

(B) Directors and Officers of the Company

Key Person		john ellett
Position with the Company		
	Title	owner
	First Year	2014
Other business experience (last three years)		

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
john ellett	100%

(D) The Company's Business and Business Plan

Pupster Bakery is an upscale pet bakery. We specialize in organic, vegan, all natural, gluten free and human grade ingredient treats. We offer simple ingredients so you know exactly what is going into your pets body. We seek out the highest grade ingredients and bake in small batches so every batch is made from scratch. We are looking to open a retail store with a large kitchen in back to house our growth. The retail store will allow us to add items to our sales platform such as cakes and other things that are less desirable to ship. We are also going to be selling the highest quality dog foods on the market to accompany our treats. We will feature leashes, harnesses , toys and other add on items for our high end clientele.

The pet market is huge and has grown exponentially even during the pandemic. Before covid the pet market was up 8% in growth. In 2020 it rose to almost 10% and is still growing. The global pet food market is expected to grow at a compound annual growth rate of 4.6% from 2020 to 2027 to reach USD 124.9 billion by 2027. U.S. pet food and treat sales will reach over $39.4 billion this year. Data shows pet owners value the potential health benefits of pet foods and ingredients. For example, 72% of U.S. dog owners and 67% of cat owners agreed that high-quality pet foods are effective in preventive health care. 69% of Millennial pet owners opt for their pets' to have natural and organic products. Over 50% of dog owners celebrate birthdays.

We already have a functioning online business and are moving into a retail store front to a commercial kitchen as well as a retail space to offer a larger selection. We have researched pet health and all ingredients in our treats have added values for the pet. We have a good online presence and sell our treats in 6 retail stores so far. We are working to expand that to 35 by the end of summer. We have a nice social media following and this will only increase with foot traffic to our store daily. We have a partnership with 1-800-FLOWERS as their only pet treat vendor where we sell gift boxes. We have lots of interest in perishable items (cakes, cupcakes etc) We are profitable and see exponential growth in opening our retail location.

Our Offerings

We hand-pick all of our ingredients and try to get most of them from the local farmer's market whenever possible. We only use the highest quality, human-grade ingredients and have researched the perfect ingredients to add to the treats to make them valuable additions to your dog's food regiment.

- These treats aren't magic but do contain natural ingredients that can improve common issues. Our treats are only intended to be an addition to an already healthy and nutritious dietary and lifestyle, not to replace meals.
- Our promise to you is that we do everything we can to ensure that they receive the highest quality treats that they deserve. Each treat we bake is made with wheat, corn, soy and gluten free ingredients. These are the most common allergens and fillers found in commercial dog treats and foods.
- Our treats never contain any preservatives, and everything made in our kitchen is free of chemicals, salt, artificial flavors, colors, sugars, and GMO ingredients. We always bake our treats to order and in small batches.

The Team

John, Owner

As the owner and operator John is passionate about building a community for pet lovers through his store and community events. Hosting adoption events and mixers as well as featuring other small businesses is a huge goal for the bakery. He is a great leader with a huge focus on the company working as a team and working together through growth and expansion.

Zach, Director of Operations

As Director of Operations, Zach is the glue that holds us together.

He does important tasks such as payroll, handling customer complaints, and dealing

with employee concerns. He is in charge of the Regional Managers and

the POS system and website.

Tasks Include

● Approving request sent to you from the regional manager.

● Approving budgets for DPR and commissions on sales.

● Running the POS system and making sure all taxes, discounts, and gift

cards are working properly.

● Running weekly and monthly reports.

● Finalizing all money at the end of each month

● Making sure all receipts are submitted within 48 hours of the end of the

month to count toward that month's close.

● Updating the merchant portal and merchant website to match that season

and that season's promotions.

● Updating the customer website to the latest product and prices.

● Keeping up with all legal paperwork and merchant profiles.

● Do onboarding paperwork for all new employees

● Run payroll every monday by 5pm

● Take and reply to customer emails, complaints, and comments submitted

online and follow up with them.

● Make and send out badges to all new employees.

● Type up new product launches and create the packets to send out to merchants.

● Help create the catalog 3 times a year. (spring/summer, fall/winter, holiday)

● Keep up with all customer profiles

● Reply to and fix any employee issues and tickets sent to

you concerning the POS system.

Our Story

Pupster Bakery was started in a small kitchen in Hell's Kitchen, NY. With just a stand mixer, an oven, and a drive to make some of the healthiest treats; to offer a better alternative to what was already out there. We thought that dogs deserve better and had a hard time finding healthy treats with simple ingredients, so we made our own! We wanted to use ingredients that were fresh, simple, and all-natural.

- In 2014, Pupster Bakery's owner, John, was running his own dog walking and sitting company. He was having trouble finding treats to share with his clients while also not feeling guilty about what he was giving them. There were limited options, so this led him to experimenting in his kitchen.
- Starting with one treat and expanding to the many treats they have now he gets to have fun with his creativity making new treats while providing a product he can stand behind.

Our Mission

At Pupster Bakery, we cater to all of your loved ones' needs. We specialize in specific allergy and dietary restrictions. Custom orders are what sets us apart from others and we can modify any recipe to meet your pups' needs.

- Our bakery features only human-grade ingredients. We pride ourselves for having no "mystery" ingredients and there are no additives, preservatives or artificial flavors.
- Our dyes are also made purely from plant juices and ingredients are always organic and all-natural.
- Most of our treats are also vegan and gluten free because we believe your dogs and cats are special and deserve to live a long and happy life.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 4 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER

FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$25,000
Offering Deadline	October 25, 2021

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$125,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Kitchen Equipment	$10,000	$45,000
Kitchen Expansion and renovation	$13,500	$45,000
Retail expansion and renovation	$0	$20,000
bakery case and equipment	$0	$7,500
Mainvest Compensation	$1,500	$7,500
TOTAL	$25,000	$125,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	1.3 - 6.5%[2]
Payment Deadline	2028-01-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.7 x 1.5 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	1.02%

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 1.3% and a maximum rate of 6.5% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$25,000	1.3%
$50,000	2.6%
$75,000	3.9%
$100,000	5.2%
$125,000	6.5%

[3] To reward early participation, the investors who contribute the first $30,000.0 raised in the offering will receive a 1.7x cap. Investors who contribute after $30,000.0 has been raised in the offering will receive a 1.5x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
john ellett	100%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(O) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Pupster Bakery's fundraising. However, Pupster Bakery may require additional funds from alternate sources at a later date.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

FINANCIAL INFORMATION NOT INDEPENDENTLY REVIEWED

THE FINANCIAL INFORMATION PROVIDED TO INVESTORS HAS NOT BE REVIEWED BY AN INDEPENDENT PUBLIC ACCOUNTANT AND IS CERTIFIED BY THE PRINCIPAL EXECUTIVE OFFICER OF THE ISSUER.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$730,000	$803,000	$859,210	$902,170	$929,235
Cost of Goods Sold	$470,968	$518,064	$554,328	$582,044	$599,505
Gross Profit	$259,032	$284,936	$304,882	$320,126	$329,730
EXPENSES					
Rent	$96,000	$98,400	$100,860	$103,381	$105,965
Utilities	$4,800	$4,920	$5,043	$5,169	$5,298
Salaries	$120,000	$132,000	$141,240	$148,301	$152,750
Insurance	$2,400	$2,460	$2,521	$2,584	$2,648
Repairs & Maintenance	$6,000	$6,150	$6,303	$6,460	$6,621
Legal & Professional Fees	$6,000	$6,150	$6,303	$6,460	$6,621
Operating Profit	$23,832	$34,856	$42,612	$47,771	$49,827

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

THIS OFFERING IS BEING CONDUCTED PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF WHICH HAS LIMITED CANCELLATION RIGHTS FOR INVESTORS. THE ISSUER HAS ELECTED TO UTILIZE THE SAME CANCELLATION RIGHTS AS A NON-EXPEDITED OFFERING UNDER REGULATION CROWDFUNDING. INVESTORS MAY CANCEL THEIR INVESTMENT FOR ANY REASON UNTIL FORTY EIGHT (48) HOURS PRIOR TO THE OFFERING CLOSE DATE. IF AN INVESTOR DOES NOT CANCEL THEIR INVESTMENT PRIOR TO 48) HOURS TO THE OFFERING CLOSE DATE THEN THE INVESTOR MAY ONLY CANCEL THEIR INVESTMENT IN THE EVENT OF A MATERIAL CHANGE WHICH REQUIRES AFFIRMATIVE RECONFIRMATION OF THEIR INVESTMENT. SHOULD AN INVESTOR NOT CANCEL THEIR INVESTMENT COMMITMENT PRIOR TO 48 HOURS PRIOR TO THE OFFERING CLOSE DATE AND NO MATERIAL CHANGES OCCUR, THE INVESTOR WILL BE UNABLE TO CANCEL THEIR INVESTMENT COMMITMENT AND THE FUNDS WILL BE RELEASED TO THE ISSUER UPON THE CLOSING OF THE OFFERING AND THE INVESTOR WILL RECEIVE SECURITIES IN EXCHANGE FOR HIS OR HER INVESTMENT.

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$5,800.00	$3,400.00
Cash & Cash Equivalents	$18,000.00	$9,500.00
Accounts Receivable	$2,200.00	$800.00
Short-term Debt	$4,500.00	$2,655.00
Long-term Debt	$0	$0
Revenues/Sales	$90,157.00	$96,000.00
Cost of Goods Sold	$28,900.00	$33,544.00
Taxes Paid	$3,800.00	$3,055.00
Net Income	$21,606.00	$25,077.00

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V